Exhibit 99.4

March 15, 2025

Adecoagro S.A.

13-15 Avenue de la Liberte, N/A, N4, L-1931

Attn: Mariano Bosch, Chief Executive Officer

Re:	Extension of the Exclusivity Agreement

Dear Mr. Bosch:

Reference is made to that certain letter regarding exclusivity dated February 24, 2025 (the “Exclusivity Letter”) between Tether Investments, S.A. de C.V. (“Tether”) and Adecoagro S.A. (the “Company”). Capitalized terms used and not otherwise defined herein shall have their respective meanings set forth in the Exclusivity Letter.

In consideration of the discussions between the parties in respect of the Proposed Transaction, Tether and the Company hereby mutually agree that the Exclusivity Period shall continue beyond March 16, 2025 and the “Expiration Date” shall mean the earliest of: (a) the date on which a Definitive Agreement is entered into between Tether and the Company; (b) the date on which Tether advises the Company in writing that Tether is terminating all negotiations regarding the Proposed Transaction; or (c) 11:59 pm Eastern Standard Time on March 30, 2025; provided that the Expiration Date may be extended by the mutual written agreement of the parties. Except as provided in this letter (this “Extension Letter”), the Exclusivity Letter shall remain unchanged and in full force and effect.

This Extension Letter shall be governed by and construed in accordance with the laws of New York (without giving effect to principles of conflicts of laws). Any dispute arising out of or in connection with this Extension Letter, including any question regarding its existence, validity, interpretation, breach or termination, shall be referred to and finally resolved by arbitration administered by the London Court of International Arbitration (LCIA) under the LCIA Rules, which are deemed to be incorporated by reference herein. The number of arbitrators shall be one. The seat, or legal place, of arbitration shall be London, England. The language to be used in the arbitral proceedings shall be English. All proceedings, including any negotiations, mediations, arbitrations and/or litigations, conducted pursuant to this Extension Letter shall be confidential. Except as may be required by law, neither a party nor any arbitrator(s) may disclose or publish the existence, content, documents exchanged, pleadings or written submissions filed, testimony rendered or arguments made, orders or awards issued or results of any proceedings conducted hereunder without the prior written consent of both Parties.

This Extension Letter may be executed in counterparts, which together shall constitute one instrument. Facsimiles or scans of duly executed counterpart signature pages are acceptable and shall deemed to be originals.

Nothing in this Extension Letter, the Exclusivity Letter or the Letter of Intent should be considered to constitute a binding obligation of Tether or the Company to enter into a Definitive Agreement or any other agreement or otherwise proceed with the Proposed Transaction.

Sincerely,

Tether Investments, S.A. de C.V.

By:	/s/ Giancarlo Devasini
Name: Giancarlo Devasini
Title: Sole Administrator

AGREED AND ACKNOWLEDGED:

Adecoagro S.A.

By:	/s/ Mariano Bosch
Name: Mariano Bosch
Title: Director

By:	/s/ Emilio Gnecco
Name: Emilio Gnecco
Title: Authorized Officer

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